Exhibit 99.30
CONSENT OF H. BURGESS
     I hereby consent to the use of my name in connection with the following documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated January 2003 entitled “Technical Report on Mining & Processing Assets of Peak Gold Mines, in New South Wales, Australia & Minera Alumbrera Limited in Argentina” (the “Alumbrera Report”); and

2.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the Alumbrera Report, and the properties described therein.
Date: March 28, 2008

/s/ Harry Burgess
Name:	Harry Burgess
Title:	Vice President